EXHIBIT 99.1

Completion of Offering and Increase in Registered Capital

January 21, 2025, Tokyo, Japan: MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM) (the “Company” or “MEDIROM”), a health technology and holistic healthcare company headquartered in Tokyo, Japan and led by CEO Kouji Eguchi, announces that, on January 14, 2025, all corporate capital registration procedures under Japanese law were completed with respect to the Company’s offering of 2,860,000 common shares represented by American Depositary Shares, generating gross proceeds of approximately $5 million, which offering closed on December 11, 2024. Following the completion of the corporate capital registration procedures, as of the date of this press release, the Company’s registered corporate capital and capital reserve amounts are 365,019,146 yen and 365,019,145 yen, respectively, and the Company has 7,994,451 total outstanding shares of capital stock.

The Company believes that this offering marks the first follow-on registered underwritten public offering in the United States by a Japanese company listed solely on a U.S. stock exchange.

Purpose of the Offering

The Company intends to use the proceeds from the offering for working capital and general corporate purposes, which may include investments, acquisitions, or strategic collaborations to expand its customer base, as well as the development and marketing of new services.

As a company primarily engaged in business activities within Japan, MEDIROM will continue to focus on improving the profitability and growth of its group business to meet the expectations of its investors, including U.S. investors and those who participated in the public offering.

No Offer or Solicitation

This press release and the information contained herein are not, and do not, constitute an offer to sell any securities or a solicitation of an offer to buy any securities in the United States or any other state or jurisdiction, nor shall any securities be offered or sold in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates over 300 wellness salons across Japan, Re.Ra.Ku® being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business and launched new healthcare programs using an on-demand training app called “Lav®”, which is developed by MEDIROM. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. In 2023, MEDIROM launched REMONY, a remote monitoring system for corporate clients, and has received orders from a broad range of industries, including nursing care, transportation, construction, and manufacturing, among others. MEDIROM hopes that its diverse health-related product and service offerings will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

Contact:

Investor Relations Team

E-mail: ir@medirom.co.jp

Forward-Looking Statements Regarding the Company

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.